UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41524

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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

North American Management Changes dated 01 December 2023

Rentokil Initial appoints Brad Paulsen as CEO, North America Region

Rentokil Initial plc (LON: RTO, NYSE: RTO) ("the Company"), a global leader in Pest Control and Hygiene & Wellbeing services, announces the appointment of Brad Paulsen as CEO of its North America Region. Brad will join Rentokil Initial in December and will be a member of the Company's Executive Leadership Team. He will report to Andy Ransom, CEO.

●	Brad is currently the CEO for Rexel USA, a leading distributor of electrical parts, services and solutions with over 450 US branches and $7 billion in annual sales.
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He joined Rexel USA from HD Supply, where he served as the Chief Operating Officer for one of the United States' largest MRO (maintenance, repair, and operating products') distributors.  Prior to his time at HD Supply, he spent over nine years at The Home Depot serving in various merchandising leadership roles.

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Brad attended The United States Military Academy at West Point and graduated with a Bachelor of Science in Economics.  Additionally, he holds a Master of Business Administration from Vanderbilt University.

●	Brad has served as a Non-Executive Director for Dot Family Holdings, the largest food industry redistributor in North America, for the past two years.
The Company is also delighted to announce the appointment of Will Lin as Vice President - Performance and Digital Marketing, North America. Will is a highly-experienced digital marketeer with a strong data and analytics background. He has joined recently from Simplilearn (a global learning platform for digital skills), where he was Chief Marketing Officer. Previous experience includes roles at Rent.com (a Redfin company), VRBO (an Expedia company), Microsoft and Hewlett-Packard.

Andy Ransom, CEO of Rentokil Initial plc, commented:

"Brad has gained significant leadership experience from his years at Rexel, HD Supply and Home Depot, across a mix of multi-site retail and route-based service organisations. We have a significant opportunity for growth and value creation as we integrate Terminix in North America and Brad brings a proven track record of successful delivery. We're delighted to welcome him at this exciting time for the Company."

Brad Paulsen said:

"I'm excited to be joining this world class company and very much looking forward to working with John Myers (US Pest Control CEO) and the team to deliver the integration, building on the strong foundations that have already been laid, and using our strengths of brilliant people, brands, innovations and technologies to drive profitable growth and provide an even better service for customers.  I can't wait to get started."

For further information, please contact:

Investors / Analysts:	Peter Russell, Rentokil Initial plc	+44 7795 166 506
Media:	Malcolm Padley, Rentokil Initial plc	+44 7788 978 199

Cautionary statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group"), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies; the availability of a suitably skilled and qualified labour force to maintain the Group's business; the Group's ability to attract, retain and develop key personnel to lead the business; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; inflationary pressures, such as increases in wages, fuel prices and other operating costs; supply chain issues, which may result in product shortages or other disruptions to the Group's business; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; cybersecurity breaches, attacks and other similar incidents; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes; termite damage claims and lawsuits related thereto; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards, as well as contractual obligations, relating to data privacy and security; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Other than in accordance with the Company's legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Nothing in this announcement should be construed as a profit forecast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 December 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary